SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow, Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391) and Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On November 6, 2026, the Company and certain of its subsidiaries amended the credit agreement governing the Company’s term loan facility with Perceptive Credit Holdings III, LP. The amendment provides for a total investment of approximately $9.5 million, comprising approximately $4.0 million of new debt funding and approximately $5.5 million of capitalized interest. The Company also amended the senior convertible note held by Perceptive Credit Holdings III, LP, reducing the minimum conversion price to $10.00 per ADS.

The Company also entered into amendments to each Warrant Certificate held by Perceptive Credit Holdings III, LP and Perceptive Credit Holdings II, LP, resetting the exercise price of the applicable outstanding warrants to $5.90 per ADS.

Copies of the Fifth Amendment (including its annexes and the Second Amended and Restated Senior Convertible Note) are filed herewith as Exhibit 99.1. Copies of the amendments to Fund III Warrant Certificates Nos. 1, 2 and 3, Fund II Warrant Certificate No. 4 and Fund III Warrant Certificate No. 4 are filed herewith as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively. The descriptions above are qualified in their entirety by reference to the agreements filed as exhibits to this report.

EXHIBIT INDEX

Exhibit	Description
99.1

Limited Waiver and Fifth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of November 6, 2026, by and among Trinity Biotech, Inc., Clark Laboratories, Inc., Biopool U.S., Inc., Primus Corporation, MarDx Diagnostics, Inc., IMMCO Diagnostics, Inc., TRIB Biosensors Inc., Trinity Biotech plc and certain of its subsidiaries as guarantors, and Perceptive Credit Holdings III, LP.

99.2	Fourth Amendment to Warrant Certificate No. 1, dated as of November 6, 2026, between Trinity Biotech plc and Perceptive Credit Holdings III, LP.
99.3	Second Amendment to Warrant Certificate No. 2, dated as of November 6, 2026, between Trinity Biotech plc and Perceptive Credit Holdings III, LP.
99.4	First Amendment to Warrant Certificate No. 3, dated as of November 6, 2026, between Trinity Biotech plc and Perceptive Credit Holdings III, LP.
99.5	First Amendment to Warrant Certificate No. 4, dated as of November 6, 2026, between Trinity Biotech plc and Perceptive Credit Holdings II, LP.
99.6	First Amendment to Warrant Certificate No. 4, dated as of November 6, 2026, between Trinity Biotech plc and Perceptive Credit Holdings III, LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: November 12, 2026